Exhibit 99.3

Operating and Financial Review and Prospects

The following discussion and analysis is based on and should be read in conjunction with our condensed consolidated interim financial statements for the six month period ended June 30, 2019 (unaudited) furnished herewith as Exhibit 99.2 and in conjunction with our consolidated financial statements, including the related notes, and the other financial information included in our annual report on Form 20-F for the year ended December 31, 2018, or the Annual Report, filed with the Securities and Exchange Commission, or SEC, on March 29, 2019. The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and in the Annual Report.

IFRS

Our financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the IASB, which differ in certain respects from U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

Overview

We are involved in the production of renewable and clean energy. We own seventeen photovoltaic plants, or PV Plants, that are operating and connected to their respective national grids as follows: (i) twelve PV Plants in Italy with an aggregate installed capacity of approximately 22.6 MWp, (ii) four PV Plants in Spain with an aggregate installed capacity of approximately 7.9 MWp and (iii) one PV Plant in Israel with an installed capacity of approximately 9 MWp. In addition, we own: (i) 9.375% of Dorad Energy Ltd., or Dorad, which owns an approximate 850 MWp bi-fuel operated power plant in the vicinity of Ashkelon, Israel, (ii) 51% of Groen Gas Goor B.V and of Groen Gas OudeTonge B.V., project companies operating anaerobic digestion plants with a green gas production capacity of approximately 375 Nm3/h, in Goor, the Netherlands and 475 Nm3/h, in Oude Tonge, the Netherlands, respectively, as of June 30, 2019 (subsequent to such date, our ownership percentage increased to 100%), (iii) 51% of Talasol Solar S.L., or Talasol, which is involved in a project to construct a photovoltaic plant with a peak capacity of 300 MW in the municipality of Talaván, Cáceres, Spain, or the Talasol Project, and (iv) 75% of Chashgal Elyon Ltd., Agira Sheuva Electra, L.P. and Ellomay Pumped Storage (2014) Ltd., all of which are involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel, or the Manara Project.

The following table includes information concerning our revenues per facility:

Plant Title	Installed/ production Capacity[1]	Location	Type of Facility	Connection to Grid	FiT (€/kWh)[2]	Revenue in the six months ended June 30, 2018 (in thousands)[3]	Revenue in the six months ended June 30, 2019 (in thousands)[3]
“Troia 8”	995.67 kWp	Province of Foggia, Municipality of Troia, Puglia region, Italy	PV – Fixed panels	January 14, 2011	0.318	€255	€273
“Troia 9”	995.67 kWp	Province of Foggia, Municipality of Troia, Puglia region, Italy	PV – Fixed panels	January 14, 2011	0.318	€262	€281
“Del Bianco”	734.40 kWp	Province of Macerata, Municipality of Cingoli, Marche region, Italy	PV – Fixed panels	April 1, 2011	0.322	€175	€196
“Giaché”	730.01 kWp	Province of Ancona, Municipality of Filotrano, Marche region, Italy	PV – Duel Axes Tracker panels	April 14, 2011	0.322	€223	€246
“Costantini”	734.40 kWp	Province of Ancona, Municipality of Senigallia, Marche region, Italy	PV – Fixed panels	April 27, 2011	0.322	€189	€210
“Massaccesi”	749.7 kWp	Province of Ancona, Municipality of Arcevia, Marche region, Italy	PV – Duel Axes Tracker panels	April 29, 2011	0.322	€214	€242
“Galatina”	994.43 kWp	Province of Lecce, Municipality of Galatina, Puglia region, Italy	PV – Fixed panels	May 25, 2011	0.318	€198	€280

Plant Title	Installed/ production Capacity[1]	Location	Type of Facility	Connection to Grid	FiT (€/kWh)[2]	Revenue in the six months ended June 30, 2018 (in thousands)[3]	Revenue in the six months ended June 30, 2019 (in thousands)[3]
“Pedale (Corato)”	2,993 kWp	Province of Bari, Municipality of Corato, Puglia region, Italy	PV – Single Axes Tracker panels	May 31, 2011	0.266	€801	€842
“Acquafresca”	947.6 kWp	Province of Barletta-Andria-Trani, Municipality of Minervino Murge, Puglia region, Italy	PV – Fixed panels	June 2011	0.268	€204	€214
“D‘Angella”	930.5 kWp	Province of Barletta-Andria-Trani, Municipality of Minervino Murge, Puglia region, Italy	PV – Fixed panels	June 2011	0.268	€204	€221
“Soleco”	5,923.5 kWp	Province of Rovigo, Municipality of Canaro, Veneto region, Italy	PV – Fixed panels	August 2011	0.219	€1,067	€1,157
“Tecnoenergy”	5,899.5 kWp	Province of Rovigo, Municipality of Canaro, Veneto region, Italy	PV – Fixed panels	August 2011	0.219	€1,038	€1,112
“Rinconada II”	2,275 kWp	Municipality of Córdoba, Andalusia, Spain	PV – Fixed panels	July 2010	N/A	€414	€459
“Rodríguez I”	1,675 kWp	Province of Murcia, Spain	PV – Fixed panels	November 2011	N/A	€306	€317
“Rodríguez II”	2,691 kWp	Province of Murcia, Spain	PV – Fixed panels	November 2011	N/A	€508	€522
“Fuente Librilla”	1,248 kWp	Province of Murcia, Spain	PV – Fixed panels	June 2011	N/A	€244	€255

Plant Title	Installed/ production Capacity[1]	Location	Type of Facility	Connection to Grid	FiT (€/kWh)[2]	Revenue in the six months ended June 30, 2018 (in thousands)[3]	Revenue in the six months ended June 30, 2019 (in thousands)[3]
“Talmei Yosef”	9,400 kWp	Talmei Yosef, Israel	PV – Fixed panels	November 2013	0.9857[4] (NIS/kWh)	€458[5]	€535[5]
“Groen Gas Goor”	475 Nm3/h	Goor, the Netherlands	Biogas	November 2017	N/A	€1,203	€1,409
“Goren Gas Oude-Tonge”	375 Nm3/h	Oude-Tonge, the Netherlands	Biogas	June 2018	N/A	€188[6]	€1,532

_________________________________
1. The actual capacity of a photovoltaic plant is generally subject to a degradation of 0.5%-0.7% per year, depending on climate conditions and quality of the solar panels.

2. In addition to the FiT payment, our Italian PV Plants have entered into agreements with energy brokers who purchase the electricity generated by our Italian PV Plants in consideration for the contractually agreed prices.

3.  These results are not indicative of future results due to various factors, including changes in the climate and the degradation of the solar panels.

4. The tariff of NIS 0.9631/kWh is fixed for a period of 20 years and is updated once a year based on changes to the Israeli CPI of October 2011. The tariff increased from NIS 0.976/kWh in November 2013 to NIS 0.9975/kWh in 2019.

5. As a result of the accounting treatment of the Talmei Yosef project as a financial asset, out of total proceeds from the sale of electricity of approximately €2 million and approximately €2.2 million for the six months ended June 30, 2018 and 2019, respectively, only revenues related to the ongoing operation of the plant in the amount of approximately €0.5 million for each of the six month periods ended June 30, 2018 and 2019, are recognized as revenues.

6. This facility has been operational since June 2018 and therefore revenues for the prior periods are not reflected herein.

Our ordinary shares are listed on the NYSE American and on the Tel Aviv Stock Exchange under the symbol ELLO. The address of our registered office is 9 Rothschild Blvd., Tel Aviv, Israel.

Certain Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based on our condensed consolidated interim financial statements (unaudited), which have been prepared in accordance with IFRS. While all the accounting policies impact the financial statements, certain policies may be viewed to be critical. These policies are most important for the fair portrayal of our financial condition and results of operations and are those that require our management to make difficult, subjective and complex judgments, estimates and assumptions, based upon information available at the time that they are made, historical experience and various other factors that are believed to be reasonable under the circumstances. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the condensed consolidated interim financial statements, as well as the reported amounts of expenses during the periods presented. Actual results could differ from those estimates.

The critical accounting policies described in Item 5 of our Annual Report and in notes 2 and 3 of our condensed consolidated interim financial statements as at June 30, 2019, are those that require management’s more significant judgments and estimates used in the preparation of our condensed consolidated interim financial statements.

Our reportable segments, which form our strategic business units, are as follows: (i) photovoltaic power plants presented per geographical areas (Italy, Spain and Israel), (ii) 9.375% indirect interest in Dorad, (iii) anaerobic digestion plants (Bio Gas) in the Netherlands and (iv) pumped storage hydro power plant in Manara, Israel. For more information see note 7 of our condensed consolidated interim financial statements as at June 30, 2019.

In April 2019, we, through our wholly-owned subsidiary, Ellomay Luxembourg Holdings, S.à.r.l., sold an aggregate of 49% of the outstanding shares of Talasol. The aggregate purchase price of approximately €16.1 million represented 49% of the amounts withdrawn and interests accrued from and by Talasol under its shareholder development costs credit facility in connection with the Talasol Project’s financing as of the closing date of the SPA (approximately €4.9 million), plus a payment for 49% of Talasol’s shares (approximately €4.9 million) plus a premium of approximately €6.3 million. Of such aggregate purchase price, the payment of €1.4 million was deferred until the achievement of a preliminary acceptance certificate under the engineering, procurement and construction agreement of the Talasol Project. As these changes in our ownership interest in Talasol did not result in loss of control, they were accounted for as equity transactions and we therefore recognized in Equity during the six month ended June 30, 2019 an amount of approximately €6.3 million, less associated expenses in the amount of approximately €0.7 million.

Results of Operations

Six Months Ended June 30, 2019 Compared with Six Months Ended June 30, 2018

Revenues were approximately €10.3 million for the six months ended June 30, 2019, compared to approximately €8.2 million for the six months ended June 30, 2018. The increase in revenues is mainly a result of the commencement of operations of our waste-to-energy project in Oude Tonge, the Netherlands in June 2018 and relatively higher levels of radiation in Italy during 2019 compared to 2018.

Italian PV Segment.  Revenues from our Italian PV segment were approximately €5.3 million for the six months ended June 30, 2019, compared to approximately €4.8 million for the six months ended June 30, 2018. The increase is mainly due to relatively higher levels of radiation compared to the first half of 2018.

Spanish PV Segment.  Revenues from our Spanish PV segment were approximately €1.6 million for the six months ended June 30, 2019, compared to approximately €1.5 million for the six months ended June 30, 2018.

Israeli PV Segment.  The segment results for our PV Plant located in Israel are presented under the fixed asset model and not under the IFRIC 12 financial asset model as applied in our financial statements. Proceeds for electricity produced by our Israeli PV segment were approximately €2.2 million for the six months ended June 30, 2019, compared to approximately €2 million for the six months ended June 30, 2018. The increase is mainly due to an increase in the tariff as a result of changes in the Israeli CPI.

Dorad Segment.  Our share in the revenues of Dorad was approximately €29.9 million (approximately NIS 122.3 million) for the six months ended June 30, 2019, compared to approximately €27.7 million (approximately NIS 118.1 million) for the six months ended June 30, 2018. The increase in Dorad’s revenues is mainly due to a slight tariff increase and an increase in the electricity sold to Dorad’s customers for the six months ended June 30, 2019.

Netherlands Biogas Segment.  Revenues from our Netherlands biogas segment were approximately €2.9 million for the six months ended June 30, 2019, compared to approximately €1.4 million for the six months ended June 30, 2018. The increase is due to the commencement of operations of our waste-to-energy project in Oude Tonge, the Netherlands, in June 2018.

Operating expenses were approximately €3.5 million for the six months ended June 30, 2019, compared to approximately €2.6 million for the six months ended June 30, 2018. The increase in operating expenses is mainly attributable to additional operating expenses resulting from the commencement of operations at our waste-to-energy project in Oude Tonge, the Netherlands. Depreciation expenses were approximately €3 million for the six months ended June 30, 2019, compared to approximately €2.8 million for the six months ended June 30, 2018.

Italian PV Segment.  Operating expenses in connection with our Italian PV segment were approximately €0.6 million for the six months ended June 30, 2019, compared to approximately €0.8 million for the six months ended June 30, 2018. The decrease is mainly due to improvements implemented in 2018.

Spanish PV Segment.  Operating expenses in connection with our Spanish PV segment were approximately €0.3 million for each of the six month periods ended June 30, 2019 and 2018.

Israeli PV Segment.  Operating expenses in connection with our Israeli PV segment were approximately €0.2 million for the six months ended June 30, 2019, compared to approximately €0.3 million for the six months ended June 30, 2018.

Dorad Segment.  Operating expenses in connection with our Dorad segment were approximately €23.8 million (approximately NIS 97.2 million) for the six months ended June 30, 2019, compared to approximately €21.7 million (approximately NIS 92.6 million) for the six months ended June 30, 2018. The increase in Dorad’s operating expenses is mainly due to increased production, higher electricity quantities purchased from Israel’s electricity company and slightly increased maintenance expenses.

Netherlands Biogas Segment.  Operating expenses in connection with our Netherlands biogas segment were approximately €2.4 million for the six months ended June 30, 2019, compared to approximately €1.3 million for the six months ended June 30, 2018. The increase is due to the commencement of operations of our waste-to-energy project in Oude Tonge, the Netherlands, in June 2018.

Project development costs were approximately €2.7 million for the six months ended June 30, 2019, compared to approximately €1.8 million for the six months ended June 30, 2018. The increase in project development costs is mainly attributable to consultancy expenses in connection with the Manara Project.

General and administrative expenses were approximately €1.9 million for the six months ended June 30, 2019, compared to approximately €2 million for the six months ended June 30, 2018.

Our share of profits of equity accounted investee, after elimination of intercompany transactions, was approximately €0.03 million for the six months ended June 30, 2019, compared to approximately €0.5 million in the six months ended June 30, 2018. The decrease in our share of profit of equity accounted investee is mainly attributable to higher financial expenses incurred by Dorad as a result of the CPI indexation of loans from banks and related parties.

Financing expenses, net was approximately €3.1 million for the six months ended June 30, 2019, compared to approximately €0.9 million for the six months ended June 30, 2018. The increase in financing expenses was mainly due to expenses in connection with exchange rate differences amounting to approximately €1.3 million in the six months ended June 30, 2019, mainly in connection with our NIS denominated Debentures and the loan to an equity accounted investee, caused by the 5.4% devaluation of the euro against the NIS during this period, compared to income in connection with exchange rate differences amounting to approximately €0.7 million in the six months ended June 30, 2018, mainly in connection with our NIS denominated Debentures and the loan to an equity accounted investee, caused by the 2.5% revaluation of the euro against the NIS during this period.

Taxes on income was approximately €0.5 million for the six months ended June 30, 2019, compared to a tax benefit of approximately €0.2 million for the six months ended June 30, 2018. The tax benefit for the six months ended June 30, 2018 resulted mainly from deferred tax income included in connection with the application of a tax incentive in the Netherlands claimable upon filing the relevant tax return by reducing the amount of taxable profit.

Net loss was approximately €4.4 million for the six months ended June 30, 2019, compared to approximately €1.1 million for the six months ended June 30, 2018.

Total other comprehensive loss was approximately €0.5 million for the six months ended June 30, 2019, compared to a profit of approximately €1 million for the six months ended June 30, 2018. The change was mainly due to changes in fair value of cash flow hedges and from foreign currency translation differences on New Israeli Shekel denominated operations, as a result of fluctuations in the euro/NIS exchange rates.

Total comprehensive loss was approximately €4.9 million for the six months ended June 30, 2019, compared to approximately €2.2 million for the six months ended June 30, 2018.

Impact of Inflation and Fluctuation of Currencies

We hold cash and cash equivalents, marketable securities and restricted cash in various currencies, mainly in euro and NIS. Our investments in our Italian and Spanish PV Plants, in the Waste-to-Energy projects in the Netherlands and in the Talasol Project are denominated in euro and our investments in Dori Energy, in the Talmei Yosef PV Plant and in the Manara Project are denominated in NIS. Our Debentures are denominated in NIS and the interest and principal payments are made in NIS, the financing of the Talmei Yosef PV Plant is denominated in NIS and the financing we have obtained in connection with five of our PV Plants is denominated in euro and bears interest that is based on EURIBOR rate. We therefore are affected by changes in the prevailing euro/NIS exchange rates. We entered into various swap transactions to minimize our currency risks. We cannot predict the rate of appreciation/depreciation of the NIS against the euro in the future, and whether these changes will have a material adverse effect on our finances and operations.

The table below sets forth the annual and semi-annual rates of appreciation (or depreciation) of the NIS against the Euro.

	Year ended December 31,		Six months ended June 30,
	2018	2017	2019	2018
Appreciation (Depreciation) of the Euro against the NIS	3.3%	2.7%	(5.4)%	2.5%

The semi-annual rate of inflation in Israel was 1.17% in the six months ended June 30, 2019, compared to an inflation rate of approximately 0.9% in the six months ended June 30, 2018.

The representative NIS/euro exchange rate was NIS 4.062 for one euro on June 30, 2019 and NIS 4.255 for one euro on June 30, 2018. The average exchange rates for converting NIS to euro during the six-month periods ended June 30, 2019 and 2018 were NIS 4.092 and NIS 4.259 for one euro, respectively. The exchange rate as of September 1, 2019 was NIS 3.9029 for one euro.

Governmental Economic, Fiscal, Monetary or Political Policies or Factors that have or could Materially Affect our Operations or Investments by U.S. Shareholders

Governmental Regulations Affecting the Operations of our PV Plants and other Facilities

Our PV Plants and other energy manufacturing facilities are subject to comprehensive regulation and we sell the electricity and energy produced for rates determined by governmental legislation and to local governmental entities. Any change in the legislation that affects facilities such as our facilities could materially adversely affect our results of operations. A continued economic crisis in Europe and specifically in Italy and Spain or continued financial distress of the IEC could cause the applicable legislator to reduce benefits provided to operators of PV plants or other privately-owned energy manufacturing facilities or to revise the incentive regimes that currently govern the sale of electricity in Italy, Spain and Israel.

For more information see “Item 3.D: Risk Factors - Risks Related to our Renewable Energy Operations,” “Item 3.D: Risk Factors - Risks Related to our Investment in Dori Energy,” “Item 3.D: Risk Factors - Risks Related to our Other Operations”, “Item 4.B: Material Effects of Government Regulations on the PV Plants,” “Item 4.B: Material Effects of Government Regulations on Dorad’s Operations,” “Item 4.B: The Netherlands Waste-to-Energy Market and Regulation” and “Item 4.B: Material Effects of Government Regulations on The Manara PSP” of our Annual Report.

Effective Israeli Corporate Tax Rate

Israeli companies are generally subject to company tax on their taxable income. The Israeli corporate tax rate was reduced from 26.5% to 25% as of January 1, 2016. On December 22, 2016, the Knesset plenum passed the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018) – 2016, by which, inter alia, the corporate tax rate would be reduced from 25% to 23% in two steps. The first step was a rate of 24% as from January 2017 and the second step was a rate of 23% as from January 2018.

Liquidity and Capital Resources

As of September 1, 2019, we held approximately €75.1 million in cash and cash equivalents, approximately €2.2 million in marketable securities and approximately €11.1 million in restricted short-term and long-term cash and marketable securities.

Although we now hold the aforementioned funds, we may need additional funds if we seek to acquire certain new businesses and operations and if we seek to advance large development projects that require substantial funds. If we are unable to raise funds through public or private financing of debt or equity, we will be unable to fund certain projects, investments or business combinations that could ultimately improve our financial results. We cannot ensure that additional financing will be available on commercially reasonable terms or at all.

We entered into various financing agreements in connection with the financing of several of our PV Plants. In January and June 2014, we issued our Series A Debentures and in March 2017 we issued our Series B Debentures. The Talmei Yosef PV Plant and our waste-to-energy facilities also obtained project financing. For more information concerning the various financing arrangements our facilities are subject to and our Series A and Series B Debentures, please refer to “Item 5.B. Liquidity and Capital Resources” of our Annual Report. In March 2019, four of our Spanish indirect wholly-owned subsidiaries entered into a facility agreement in the amount of approximately €18.4 million and in April 2019 we achieved financial closing of the project finance in the amount of approximately €131 million in connection with the Talasol Project.  For more information see note 1.B. and note 10 of our condensed consolidated interim financial statements as at June 30, 2019. In addition, in July 2019 we issued our Series C Debentures.

On July 17, 2019, we issued 800,000 ordinary shares to several Israeli classified investors in a private placement undertaken in accordance with Regulation S of the Securities Act of 1933, as amended. The price per share was set at NIS 39.20 and our gross proceeds were approximately NIS 31.3 million.

Series C Debentures

On July 25, 2019, we issued approximately NIS 89.1 million (approximately €22.7 million, as of the issuance date) of unsecured non-convertible Series C Debentures due June 30, 2025 through a public offering in Israel. The gross proceeds of the offering were approximately NIS 89.1 million and the net proceeds of the offering, net of related expenses such as consultancy fee and commissions, were approximately NIS 1.5 million (approximately €0.4 million). The Series C Debentures are traded on the TASE.

The principal amount of Series C Debentures is repayable in five (5) unequal annual installments as follows: on June 30, 2021 10% of the principal shall be paid, on June 30 of each of the years 2022 and 2023, 15% of the principal shall be paid and on June 30 of each of the years 2024 and 2025, 30% of the principal shall be paid. The Series C Debentures bear a fixed interest at the rate of 3.3% per year (that is not linked to the Israeli CPI or otherwise), payable semi-annually on June 30 and December 31 commencing December 31, 2019 through June 30, 2025 (inclusive).

The Series C Deed of Trust includes customary provisions, including a negative pledge such that we may not place a floating charge on all of our assets, subject to certain exceptions. The Series C Deed of Trust does not restrict our ability to issue any new series of debt instruments, other than in certain specific circumstances, and enables us to expand the Series C Debentures provided that: (i) we are not in default of any of the immediate repayment provisions included in the Series C Deed of Trust or in breach of any of our material obligations to the holders of the Series C Debentures pursuant to the terms of the Series C Deed of Trust, (ii) the expansion will not harm our compliance with the financial covenants included in the distribution undertaking Series C Deed of Trust and (iii) to the extent the Series C Debentures are rated at the time of the expansion, the expansion will not harm the rating of the existing Series C Debentures.

The Series C Deed of Trust includes a number of customary causes for immediate repayment, including a default with certain financial covenants for two consecutive financial quarters. The financial covenants for purposes of immediate repayment are as follows:

1.         Our equity, on a consolidated basis, shall not be less than €50 million;

2.         The ratio of (a) the short-term and long-term debt from banks, in addition to the debt to holders of debentures issued by us and any other interest-bearing financial obligations, net of cash and cash equivalents and short-term investments and net of financing of projects, including hedging transactions in connection with such financing, of our subsidiaries, or, together, the Net Financial Debt, to (b) our equity, on a consolidated basis, plus the Net Financial Debt, or our CAP, Net, to which we refer herein as the Ratio of Net Financial Debt to CAP, Net, shall not exceed the rate of 67.5%; and

3.         The ratio of (a) our Net Financial Debt, to (b) our earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from our operations, such as the Talmei Yosef project, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, based on the aggregate four preceding quarters, or our Adjusted EBITDA, to which we refer to herein as the Ratio of Net Financial Debt to Adjusted EBITDA, shall not be higher than 12.

The Series C Deed of Trust includes a mechanism for the update of the annual interest rate of the Series C Debentures in the event we do not meet certain financial standards, with an increase of 0.25% for the period in which we do not meet each standard and up to a maximum increase of 0.5% as follows: (i) our equity, on a consolidated basis, shall not decrease below €60 million, (ii) Ratio of Net Financial Debt to CAP, Net, shall not exceed the rate of 60%, and (iii) Ratio of Net Financial Debt to Adjusted EBITDA, shall not be higher than 10.

The Series C Deed of Trust includes similar conditions to our ability to make distributions (as such term is defined in the Companies Law, e.g. dividends), to our shareholders as are included in the Series A and Series B Deeds of Trust and set forth above. We are also required to maintain the following financial ratios after the distribution: (i) equity not lower than €70 million, (ii) Ratio of Net Financial Debt to CAP, Net not to exceed 60%, and (iii) Ratio of Net Financial Debt to Adjusted EBITDA, shall not be higher than 8, and not to make distributions if we do not meet all of our material obligations to the holders of the Series C Debentures and if on the date of distribution and after the distribution a cause for immediate repayment exists.

For further information see the Series C Deed of Trust attached hereto as exhibit 99.4.

We currently have no agreements, commitments or understandings for additional financing, however we will require additional funds in order to advance the Manara Project.

As of June 30, 2019, we had working capital of approximately €50.8 million.  In our opinion, our working capital is sufficient for our present requirements.

We currently invest our excess cash in cash and cash equivalents that are highly liquid and in marketable securities.

As of June 30, 2019, we held approximately €55.5 million in cash and cash equivalents, approximately €2.2 million in marketable securities and approximately €12.2 million in short-term and long-term restricted cash and deposits, compared with approximately €36.9 million in cash and cash equivalents, approximately €2.1 million in marketable securities and approximately €6.7 million in restricted marketable securities, short-term and long-term restricted cash and deposits we held at December 31, 2018.  The increase in cash and cash equivalents mainly resulted from the financing of our Spanish PV Plants in March 2019 and the financing and investment in the Talasol Project in April 2019.

From 2015 through September 1, 2019, we made capital expenditures of an aggregate amount of approximately NIS 48.6 million (approximately €12.5 million, based on the NIS/euro exchange rate as of June 30, 2019) in connection with the acquisition of the Talmei Yosef PV Plant. Our aggregate capital expenditure in connection with the acquisition of shares in U. Dori Energy Infrastructure Ltd., including the exercise of options to acquire additional shares of U. Dori Energy during 2015 and 2016, which increased our percentage holding to 50%, after principal loan repayments from Dori Energy, is approximately NIS 107.3 million (approximately €27.5 million, based on the NIS/euro exchange rate as of June 30, 2019). The aggregate capital expenditures in connection with the Manara Project, including amounts recorded in the general and administrative expenses, through September 1, 2019 were approximately NIS 39.6 million (approximately €10.1 million). From 2016 through September 1, 2019, capital expenditures incurred by the project companies in connection with the Waste-to-Energy projects in the Netherlands was approximately €18.8 million. From September 30, 2018 through September 1, 2019, capital expenditures incurred by Talasol was approximately €55.6 million.

Cash flows

The following table summarizes our cash flows for the periods presented:

	Six months ended June 30,
	2018	2019
	(euro in thousands)
Net cash from operating activities	2,267	1,129
Net cash used in investing activities	(289)	(46,706)
Net cash from financing activities	19,774	64,285
Exchange differences on balances of cash and cash equivalents	(104)	(55)
Increase in cash and cash equivalents	21,648	18,653
Cash and cash equivalents at beginning of period	23,962	36,882
Cash and cash equivalents at end of period	45,610	55,535

Operating activities

In the six months ended June 30, 2019, we had a net loss of approximately €4.4 million. Net cash from operating activities was approximately €1.1 million.

In the six months ended June 30, 2018, we had a net loss of approximately €1.1 million. Net cash from operating activities was approximately €2.3 million.

Investing activities

Net cash used in investing activities was approximately €46.7 million in the six months ended June 30, 2019, primarily due to the acquisition of fixed assets in connection with the Talasol Project and investment in restricted cash due to the financing and investment in the Talasol Project in April 2019.

Net cash used in investing activities was approximately €0.3 million in the six months ended June 30, 2018, primarily due to the acquisition of fixed assets in connection with the Waste-to-Energy projects in the Netherlands partially offset by proceeds from restricted cash, settlement of derivatives and the repayment of loan from an equity accounted investee.

Financing activities

Net cash from financing activities in the six months ended June 30, 2019 was approximately €64.3 million, resulting mainly from amounts withdrawn on account of the facility agreement executed by four of our Spanish subsidiaries and from the closing of the project finance agreement of the Talasol Project, in the aggregate amount €58.9 million, and from consideration in the amount of €14.1 million received in connection with the sale of 49% of the Talasol Project (the payment of the remaining €1.4 million was deferred until the achievement of a preliminary acceptance certificate under the engineering, procurement and construction agreement of the Talasol Project).

Net cash from financing activities in the six months ended June 30, 2018 was approximately €19.8 million, resulting mainly from an amount of €33.7 million withdrawn on account of the facility agreement executed by five of our Italian subsidiaries, partially offset by the termination and early repayment of leasing agreements in the amount of approximately euro €4.2 million by two of our Italian subsidiaries and the termination and early repayment of a bank loan in the amount of approximately euro €9.2 million by an additional Italian subsidiary.

As of June 30, 2019, we were not in default of any financial covenants for immediate repayment under the various financing agreements we executed or under the Deeds of Trust for our Debentures.

As of June 30, 2019, our total current assets amounted to approximately €73.2 million, of which approximately €55.5 million was in cash and cash equivalents and approximately €2.2 million was in marketable securities, compared with total current liabilities of approximately €22.4 million. Our assets held in cash equivalents are held in money market accounts and short-term deposits, substantially all of which are highly liquid investments readily convertible to cash with original maturities of three months or less at the date acquired.

As of June 30, 2018, our total current assets amounted to approximately €64.4 million, of which approximately €45.6 million was in cash and cash equivalents and approximately €2.2 million was in marketable securities, compared with total current liabilities of approximately €14.4 million.

The increase in our cash balance is mainly attributable to the proceeds received in connection with the facility agreement executed by four of our Spanish subsidiaries, from the closing of the project finance agreement of the Talasol Project and from the sale of 49% of the Talasol Project.

Contractual Obligations

As of June 30, 2019, except as detailed above there have been no material changes to the contractual obligations we disclosed in our Annual Report.

Disclosure about Market Risk

We are exposed to a variety of risks, including foreign currency fluctuations and changes in interest rates. We regularly assess currency and interest rate risks to minimize any adverse effects on our business as a result of those factors and periodically use hedging transactions in order to attempt to limit the impact of such changes.

We hold cash and cash equivalents, marketable securities and restricted cash in various currencies, including euro and NIS. Our holdings in the Italian and Spanish PV Plants and in the Netherlands waste-to-energy projects are denominated in euro and our holdings in the Talmei Yosef PV Plant and in Dori Energy are denominated in NIS. The financing we have in connection with our PV Plants and the waste-to-energy projects is denominated in euro and the financing we have in connection with our PV Plants bears interest that is based on EURIBOR rate. Our Debentures and the project finance debt of the Talmei Yosef PV Plant are denominated in NIS and are to be repaid (principal and interest) in NIS.

Inflation and Fluctuation of Currencies

As detailed in our Annual Report, we previously utilized forward transactions to manage the foreign exchange risk resulting from our euro based operations and we entered into two Cross Currency Swap transactions in connection with the issuance of our Series B Debentures.

Interest Rate

As detailed in our Annual Report, we utilize interest rate swap derivatives to convert certain floating-rate debt to fixed-rate debt. Our interest rate swap derivatives involve an agreement to pay a fixed-rate interest and receive a floating-rate interest, at specified intervals, calculated on an agreed notional amount that matches the amount of the original loan and paid on the same installments and maturity dates. In the future, we may enter into additional interest rate swaps or other derivatives contracts to further hedge our exposure to fluctuations in interest rates.

For more information concerning hedging transaction, including transactions entered into in connection with the financing agreement entered into by four of our Spanish subsidiaries and the project finance agreement of the Talasol Project, see note 1.B and note 10 of our condensed consolidated interim financial statements as at June 30, 2019.

Forward-Looking Statements

With the exception of historical facts, the matters discussed in this report and the financial statements attached hereto are forward-looking statements. Forward-looking statements may relate to, among other things, future actions, future performance generally, business development activities, future capital expenditures, strategies, the outcome of contingencies such as legal proceedings, future financial results, financing sources and availability and the effects of regulation and competition. When we use the words “believe,” “intend,” “expect,” “may,” “will,” “should,” “anticipate,” “could,” “estimate,” “plan,” “predict,” “project,” or their negatives, or other similar expressions, the statements which include those words are usually forward-looking statements. When we describe strategy that involves risks or uncertainties or include statements that do not relate strictly to historical or current facts, we are making forward-looking statements.

Achievement of future results is subject to risks, uncertainties and inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. Please see Item 3.D. “Risk Factors” in our Annual Report, in which we have identified important factors that, individually or in the aggregate, could cause actual results and outcomes to differ materially from those contained in any forward-looking statements made by us; any such statement is qualified by reference to the following cautionary statements. You should understand that it is not possible to predict or identify all risk factors. Consequently, you should not consider the said section to be a complete discussion of all potential risks or uncertainties. Readers are cautioned not to place undue reliance on these forward-looking statements.

We warn you that forward-looking statements are only predictions. Actual events or results may differ as a result of risks that we face. Forward-looking statements speak only as of the date they were made and we undertake no obligation to update them.